

December 12, 2012

Via E-mail
Gail H. Shulman
Vice President, General Counsel and Corporate Secretary
MIPS Technologies, Inc.
955 East Arques Avenue
Sunnyvale, CA 94085

>   **Re: MIPS Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 20, 2012**
>   **File No. 000-24487**

Dear Ms. Shulman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that at your January 23, 2013 Annual Meeting of Shareholders, your shareholders will be voting on several proposals, including adoption of the Patent Sale Agreement, certificate of amendment and Agreement and Plan of Merger agreement. For each of these proposals, please explain to us why you did not present the pro forma financial statement effects under Article 11 of Regulation S-X.

Background of the Proposed Transactions, page 40

2.   Please expand your disclosure regarding the background of the transactions to provide sufficient information for investors to compare the competing proposals that you discuss. In particular, when you discuss the alternative proposals for purchasing or licensing your intellectual property, please clarify the terms of such proposals, including the category

and amount of intellectual property to be purchased or licensed by the other party, so that investors may compare the alternative proposals with Proposal 1.

3.   Please clarify the nature of the "tax efficient transaction" discussed on pages 44 and 45 and the impact of not being able to structure the transaction in that manner.

4.   When you revise your proxy statement to reflect the revisions to the merger agreement announced on December 10, 2012, please also update your disclosure regarding the status of your negotiations with CEVA.

Proposal No. 2 – Approval and Adoption of the Certificate of Amendment, page 73

5.   With a view toward additional disclosure, please tell us the purpose of the structure of the transaction described in Proposal 2. Also, please provide us with your detailed analysis as to how you determined that you are not required to register the transaction described in Proposal 2 under the Securities Act. Cite all authority upon which you rely.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 5513289 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Kenton J. King
        Skadden, Arps, Slate, Meagher & Flom LLP